[LETTERHEAD]

May 6, 2015

Erin E. Martin, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GP Investments Acquisition Corp.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 17, 2015

File No. 333-203500

Dear Sir or Madam:

Set forth below are the responses of GP Investments Acquisition Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 4, 2015, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.

Proposed Business, page 61

Overview, page 61

1.	We note your disclosure that “potential sale value represents management’s best estimate of the total revenues expected assuming the sale of all units in a real estate development project,” and as such, it appears to be a projection. Please tell us how you determined you have a reasonable basis to make this projection. Refer to Item 10(b) of Regulation S-K.

We have revised the disclosure on page 61 to delete this information. We respectfully advise the Staff that we deleted this disclosure because we believe that performance information relating to GP Investment Ltd.’s real estate portfolio is not relevant or material to potential investors in this offering.

2.	We note your response to comment 8 of our letter dated April 9, 2015, and your revised disclosure regarding the cash-on-cash measure. Please explain to us in greater detail how cash-on-cash is calculated. In particular, please explain why the ratio could be based on income or fair value.

Erin E. Martin, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

May 6, 2015

We have revised the disclosure on page 61 to delete this information. We respectfully advise the Staff that we deleted this disclosure because GP Investment Ltd.’s cash-on-cash return since inception is not relevant or material to potential investors in this offering.

Management, page 79

3.	We note that you have identified three individuals that will serve on the board of directors prior to consummation of this offering. Please file consents for these individuals or advise. Refer to Rule 438 for guidance.

We respectfully advise the Staff that we have filed the consents for our three director nominees as Exhibit 99.1, 99.2 and 99.3.

Please contact the undersigned at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael J. Mies
Michael J. Mies, Esq.

cc:	Securities and Exchange Commission
Isaac Esquivel
Jennifer Monick
Sara von Althann

cc:	GP Investments Acquisition Corp.
Antonio Bonchristiano

cc:	Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick, Esq.
Manuel Garciadiaz, Esq.